Soligenix, Inc.

29 Emmons Drive, Suite C-10

Princeton, NJ 08540

November 4, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Soligenix, Inc. Registration Statement on Form S-1 SEC File No. 333-199038

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 on behalf of Soligenix, Inc. (the “Company”), the undersigned hereby requests that the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on September 30, 2014 as amended by Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on November 3, 2014 (as amended, the “Registration Statement”), be declared effective on November 5, 2014, at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

In making this request for acceleration of the effective date of the Registration Statement, the Company hereby acknowledges that:

●	should the Commission or the staff (the “Staff”) of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, SOLIGENIX, INC.

By:	/s/ Christopher J. Schaber
Christopher J. Schaber, PhD President and Chief Executive Officer

 cc:  Leslie J. Croland

Duane Morris LLP